UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number
001-34525

CUSIP Number
295625 107

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

For Period Ended:    June 30, 2018

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Erin Energy Corporation
Address of Principal Executive Office (Street and Number):	1330 Post Oak Boulevard, Suite 2250
City, State and Zip Code:	Houston, Texas 77056

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Erin Energy Corporation (the “Company”) is filing this Form 12b-25 with respect to its quarterly report on Form 10-Q for the period ended June 30, 2018 (the “Quarterly Report”). The Company was unable to file the Quarterly Report with the Securities and Exchange Commission within the prescribed time period due to the circumstances described below.
As previously disclosed, on April 25, 2018 Erin Energy Corporation and certain of its subsidiaries (together “Erin Energy” or the “Company”), filed voluntary petitions for reorganization under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division. In the time since their filing, the Chapter 11 Cases have required substantial management time and attention, which disrupted the Company’s normal closing procedures for the Quarterly Report. Management of the Company is working to compile the required disclosure; however, the foregoing issues have caused the Company to be unable to compile all information necessary to prepare and file the Quarterly Report within the prescribed period without unreasonable effort or expense.
The Company is currently unable to predict when it will be in a position to file the Quarterly Report.

Part IV – Other Information

(1)    Name and telephone number of person to contact in regard to this notification

Dippo Bello	(713)	797-2982
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes [X ] No
Quarterly report on Form 10-Q for the period ended March 31, 2018.
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No
Due to the issues stated in Part III above, the Company cannot provide a reasonable estimate and comparison of operating results at this time.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Although the Company believes the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect.
The Company’s actual results could differ materially from those anticipated or implied in these forward-looking statements due to a variety of factors, including the Company’s ability to successfully finance, drill, produce or develop the wells and prospects identified in this Form 12b-25, and risks and other risk factors discussed in the Company’s periodic reports filed with the Securities and Exchange Commission. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. You should not place undue reliance on forward-looking statements, which speak only as of their respective dates. The Company undertakes no duty to update these forward-looking statements.

SIGNATURE
Erin Energy Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
ERIN ENERGY CORPORATION

Date: July 9, 2018

By: /s/ Dippo Bello
Dippo Bello
Vice President, Financial Planning and Treasurer
(Interim Principal Financial Officer)